Exhibit (h)(2)(d)

APPENDIX A

TO THE TRANSFER AGENCY AND SERVICES AGREEMENT, dated as of March 6, 2017 between GRANITESHARES ETF TRUST (the “Trust”) and The Bank of New York Mellon (“Bank”). AS REVISED August 20, 2019.

FUNDS

GraniteShares Bloomberg Commodity Broad Strategy No K-1 ETF

GraniteShares S&P GSCI Commodity Broad Strategy No K-1 ETF

GraniteShares HIPS US High Income ETF

GraniteShares Battery and Miners ETF

GraniteShares Junior Tech Mega Trends ETF

GraniteShares XOUT U.S. Large Cap ETF

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers designated below on the date and year first above written.

GRANITESHARES ETF TRUST
On behalf of each Series identified on Appendix A attached to the Agreement

By:	/s/ William Rhind
Name:	William Rhind
Title:	President of GraniteShares ETF Trust

THE BANK OF NEW YORK MELLON

By:	/s/ Elizabeth Stubenrauch
Name:	Elizabeth Stubenrauch
Title:	Relationship Executive